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                             July 14, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Amendment No. 8 to
Registration Statement on Form S-4
                                                            Filed July 1, 2022
                                                            File No. 333-257518

       Dear Mr. Liu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our June 29, 2022 letter.

       Amendment No. 8 to Form S-4 filed July 1, 2022

       General

   1. Disclosure added in response to prior comment 2 states that the legal and operational risks associated with VIYI
s operations in the PRC apply to its operations in Hong Kong only to the extent
applicable (emphasis added). Please revise to explain the underlined qualifier or remove it.
 Yanming Liu
FirstName  LastNameYanming
Venus Acquisition CorporationLiu
Comapany
July       NameVenus Acquisition Corporation
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Bill Huo, Esq.